September 27, 2013

Via EDGAR
Ms. Maryse Mills-Apenteng

Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             GFI Software S.A.
Amendment No. 2 to
Registration Statement on Form F-1
Filed August 16, 2013
File No. 333-184731

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.A. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on August 16, 2013, in respect of the initial public offering of its common shares and contained in your letter dated September 12, 2013 to the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have delivered to you via email a marked copy of Amendment No. 3 to the Registration Statement (filed concurrently herewith) to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of Amendment No. 3 to the Registration Statement.  Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

General

1.                                      Comment:  We note that you have updated references to several third-party reports cited in the prospectus, including certain market data from IDC and Gartner.  Please provide us with the relevant portions of the reports and publications you cite, to the extent not previously provided.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus.

Response:  The Company has provided the Staff with the relevant portions of the cited publications concurrently herewith.

Principal shareholders, page 138

2.                                      Comment:  Footnotes 1 and 2 to the table disclaim beneficial ownership except to the extent of the beneficial owners’ pecuniary interest.  The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest.  To the extent that you choose to retain the disclaimer of beneficial ownership, please (i) provide us with a legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Response:  The disclaimers of beneficial ownership except to the extent of pecuniary interest included on page 140 have been revised to reflect the Staff’s comment.

Changes in registrant’s certifying accountant, page 173

3.                                      Comment:  We note the changes made to your disclosure regarding the dismissal of Ernst & Young Malta Limited.  Please revise your reportable events disclosure to cover the two most recent fiscal years and subsequent interim period as required by Item 16F(a)(1)(v) of Form 20-F. Additionally, revise your disclosure on page 174 regarding the engagement of Ernst & Young Germany to cover the two most recent fiscal years and subsequent interim period as required by Item 16F(a)(2) of Form 20-F.

Response:  The disclosure on page 174 of the Registration Statement has been revised to comply with the Staff’s comment.

GFI Software S.A. Audited Consolidated Financial Statements

Note 3.3 — Summary of significant accounting policies

Revenue recognition, page F-23

4.                                      Comment:  We note that you typically recognize license revenue upon sell-in to resellers and distributors.  Please revise your disclosure related to returns on page F-28 to describe your policy regarding refunds, returns and rebates to resellers as well as other customers.

Response:  The Company recognizes revenue net of rebates, refunds and returns in accordance with IAS 18 - Revenue, paragraph 10.  While the Company does record a reserve as required under IAS 37 - Provisions, Contingent Liabilities and Assets, based on historical experience the Company believes the overall value of such reserve is immaterial (typically less than $25K per quarter).  Given the immaterial nature and limited amount of activity associated with these types of credits, the Company historically has elected not to include financial statement disclosure relating to such rebates, refunds and returns, as permitted by IAS 1 — Presentation of Financial Statements.  Therefore, the Company respectfully advises the Staff that it believes additional disclosure for this item is not warranted.

Note 13 — Goodwill

Discount rate, page F-51

5.                                      Comment:  We note that the discount rate used to estimate the fair value of each CGU is the weighted average cost of capital (WACC).  However, we further note that disclosure in your prior Amendment indicated that the discount rate was based upon US Treasury, German government and/or UK government bonds.  Please reconcile these inconsistent disclosures.

Response:  The Company respectfully advises the Staff that, while the language in the disclosure changed from one year to the next, the fundamental methodology of the valuation did not change.  For both the 2011 and 2012 time periods, the Company utilized the weighted average cost of capital (“WACC”) as the discount rate in calculating the fair value of its CGUs.  Furthermore, both valuations used the capital asset pricing model (“CAPM”) to calculate the cost of equity.  The disclosure relating to the 2011 time period specifically outlines the risk-free rate used, which is one of the inputs to the CAPM.  Other inputs include an industry beta, equity risk premium, size premium and specific CGU premium.  With respect to the 2011 time period, the Company previously provided additional details related to the WACC rate given the different measures used in the calculation depending upon the CGU at issue.  Subsequently, the Company determined such additional details were no longer relevant due to their immaterial impact and, therefore, such disclosure was removed.

Unaudited pro forma combined financial statements

Pro forma combined balance sheet, page F-142

6.                                      Comment:  We note that you purchased IASO International B.V. for $34.7 million in cash and that you incurred $30.2 million in debt to finance the acquisition.  However, we further note that you did not include an adjustment to cash.  Please include a reconciliation within the footnotes to your pro forma balance sheet that provides the details of the cash transactions.

Response:  The Company respectfully advises the Staff that such pro forma balance sheet disclosure has been superseded by the Company’s inclusion of its June 30, 2013 balance sheet on page F-83.

7.                                      Comment:  We note that your pro forma balance sheet did not include an adjustment for acquisition related costs.  To the extent that your expected acquisition related costs were not reflected in the historical balance sheet, please tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X, which indicates that balance sheet adjustments are not subject to the “continuing impact” notion.

Response:  The Company respectfully advises the Staff that such pro forma balance sheet disclosure has been superseded by the Company’s inclusion of its June 30, 2013 balance sheet on page F-83.

Exhibit 16.1

8.                                      Comment:  We note in your exhibit index that your Letter from Ernst & Young Malta was previously filed.  However, the letter dated November 19, 2012 specifically references only the amendment dated November 19, 2012.  Therefore, please file an updated exhibit 16 letter from your predecessor auditor.

Response:  The Company has filed an updated Exhibit 16 letter to comply with the Staff’s comment.

The Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,

/s/ Morgan D. Elwyn, Esq.

cc:                                Via E-mail
Katherine Wray, Attorney-Advisor